UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

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☐	Soliciting Material under § 240.14a-12

SPIRIT AIRLINES, INC.

(Name of Registrant as Specified In Its Charter)

JETBLUE AIRWAYS CORPORATION

SUNDOWN ACQUISITION CORP.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SPECIAL MEETING OF STOCKHOLDERS

OF

SPIRIT AIRLINES, INC.

TO BE HELD ON JUNE 30, 2022

SUPPLEMENT TO

PROXY STATEMENT

OF

JETBLUE AIRWAYS CORPORATION

SUNDOWN ACQUISITION CORP.

SOLICITATION OF PROXIES IN OPPOSITION TO

THE PROPOSED ACQUISITION OF SPIRIT AIRLINES, INC.

BY FRONTIER GROUP HOLDINGS, INC.

This proxy supplement (“Proxy Supplement”) supplements, updates and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2022 (the “Definitive Proxy Statement”) by JetBlue Airways Corporation, a Delaware corporation (“JetBlue”, “we”, “our” or “us”), and Sundown Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of JetBlue (“JetBlue Merger Sub”) (for convenience purposes, throughout this Proxy Supplement, we sometimes refer to JetBlue as the party soliciting proxies in connection herewith), in connection with our solicitation of proxies to be used at the special meeting (the “Special Meeting”) of stockholders of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), to be held virtually, via live webcast on the Internet at www.virtualshareholdermeeting.com/SAVE2022SM, on June 30, 2022 at 9:00 a.m. Eastern Time, and at any adjournments or postponements thereof. The Definitive Proxy Statement and BLUE proxy card were first mailed to Spirit stockholders on or about May 26, 2022.

This solicitation is being made by JetBlue and not by or on behalf of the board of directors of Spirit (the “Spirit Board”).

Except as amended, updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote by proxy in advance of the Special Meeting or in person at the Special Meeting. This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. To the extent that information in this Proxy Supplement differs from, conflicts with, or updates information contained in the Definitive Proxy Statement, the information in this Proxy Supplement is more current and shall prevail. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Definitive Proxy Statement.

This Proxy Supplement is dated June 21, 2022.

SUPPLEMENTAL AND AMENDED DISCLOSURES

The disclosures set forth in paragraphs two through four on page ii of the Definitive Proxy Statement are hereby amended and restated in their entirety to read as follows:

On May 16, 2022, JetBlue commenced a tender offer for all of the outstanding Shares pursuant to which Spirit stockholders will receive $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, in exchange for each Share they own. Such tender offer is being made pursuant to the Offer to Purchase (our “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute our “Offer”), which were included as exhibits to the Tender Offer Statement on Schedule TO filed by JetBlue and JetBlue Merger Sub with the SEC on May 16, 2022 (as amended, the “Schedule TO”). Our Offer represents a premium of: (i) 38% over the closing price of $21.73 for Shares on February 4, 2022, the last trading day prior to the announcement of the Proposed Frontier Transaction and (ii) 36% over the closing price of $21.99 for Shares on April 4, 2022, the last trading day prior to the announcement of our proposal to acquire all of the outstanding Shares for $33.00 per Share in cash. We continue, however, to remain willing to work with the Spirit Board towards a consensual transaction to acquire all of the outstanding Shares on the terms more fully discussed in the “Background of the Solicitation” below. Our Offer to Purchase describes our Offer more particularly, including conditions of our Offer. See Section 1—“Terms of our Offer” and Section 14 —“Conditions of our Offer” of our Offer to Purchase. The expiration date of our Offer is June 30, 2022, unless extended (the “Expiration Date”).

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE SPIRIT STOCKHOLDERS TO VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BECAUSE WE BELIEVE THE PROPOSED FRONTIER TRANSACTION IS NOT THE BEST OPTION AVAILABLE TO THE SPIRIT STOCKHOLDERS. WE BELIEVE THAT THE CONSIDERATION TO BE PAID IN THE PROPOSED FRONTIER TRANSACTION IS INADEQUATE RELATIVE TO OUR OFFER. AS SUCH, WE BELIEVE OUR OFFER IS A SUPERIOR ALTERNATIVE.

WE BELIEVE OUR $30.00 PER SHARE ALL-CASH OFFER IS A SUPERIOR ALTERNATIVE FOR SPIRIT STOCKHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SUPERIOR AND MORE CERTAIN FINANCIAL VALUE THAN THE PROPOSED FRONTIER TRANSACTION BECAUSE IT IS ALL CASH AND, DUE TO THE DIVESTITURE COMMITMENTS AND REVERSE BREAK-UP FEE THAT WE HAVE OFFERED TO THE SPIRIT BOARD, MORE REGULATORY PROTECTIONS THAN OFFERED BY THE PROPOSED FRONTIER TRANSACTION. IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER.

The disclosure under the question heading “1. Why should I vote against the Frontier Merger Proposal?” beginning on page 1 of the Definitive Proxy Statement is hereby amended and supplemented as follows:

1.	the section is hereby amended and supplemented by amending and restating in its entirety the third to last paragraph of the section as follows:

The Spirit Board, prior to June 9, 2022, refused to meaningfully engage with JetBlue regarding the proposals made by JetBlue (which are described in detail under “Background of the Solicitation” below) despite the terms of the Frontier Merger Agreement which permit Spirit to engage in such discussions if the Spirit Board concludes that the transaction with JetBlue could reasonably be expected to result in a superior proposal. As described above, our Offer is clearly financially superior. The Spirit Board nevertheless, prior to June 9, 2022, refused to meaningfully engage in discussions with JetBlue because it claimed, without merit, that a JetBlue-Spirit transaction is not “reasonably capable of being consummated” due to antitrust risk. As discussed in “Background of the Solicitation” below, on June 20, 2022, we proposed a contractual divestiture obligation with an express covenant to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on JetBlue and its subsidiaries (including Spirit and its subsidiaries) after giving effect to the acquisition of Spirit by JetBlue, taken as a whole, with a limited carve-out to this divestiture obligation for actions that would be reasonably likely to materially and adversely affect the anticipated benefits of the parties to the Northeast Alliance Agreement between JetBlue and American Airlines, Inc., dated as of July 15, 2020, and the agreements contemplated thereby. We believe this commitment is sufficient to address any concerns the applicable regulatory authorities may have with our proposed acquisition of Spirit. Furthermore, we have proactively offered to divest any assets of Spirit located in New York and Boston, which is designed to address the Spirit Board’s concern regarding our Northeast Alliance, as well as gates and related assets at Fort Lauderdale-Hollywood International Airport. In addition to our agreement to pay to Frontier the $94.2 million break-up fee set forth in the Frontier Merger Agreement, as more fully discussed in “Background of the Solicitation” below, JetBlue has also offered to pay a $350 million “reverse break-up fee” to Spirit in the event the proposed combination failed due to antitrust reasons, an unprecedented feature in airline industry mergers, demonstrating our confidence in our ability to obtain the required antitrust approvals and further increasing the certainty of closing. Further, JetBlue has offered to accelerate the payment of a portion of the “reverse break-up fee” by offering to pay $1.50 per share in cash to Spirit’s stockholders promptly following Spirit stockholder approval of the acquisition of Spirit by JetBlue and the termination of the restrictions on the payment of dividends by Spirit imposed by any existing government support restrictions under the Coronavirus Aid, Relief, and Economic Security Act, the Consolidated Appropriations Act or the American Rescue Plan Act, as applicable, and which amount would reduce the “reverse break-up fee” payable to Spirit in the event of the termination of the JetBlue-Spirit transaction for antitrust reasons. In spite of these efforts, the Spirit Board, prior to June 9, 2022, refused to meaningfully engage with us in discussions. If the Spirit Board continues to meaningfully engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on terms consistent with the terms more fully discussed in “Background of the Solicitation” below.

The disclosures under the heading “Background of the Solicitation” beginning on page 3 of the Definitive Proxy Statement are hereby amended and supplemented as follows:

1.	the section is hereby amended and supplemented by adding the following paragraphs at the end:

Later on June 6, 2022, representatives of Morgan Stanley and Barclays held a telephone call with representatives of Goldman Sachs to discuss the terms of JetBlue’s updated proposal dated June 6, 2022 (the “JetBlue June 6 Proposal”).

On the morning of June 8, 2022, Spirit announced that it postponed the Special Meeting from June 10, 2022, to June 30, 2022, to allow the Spirit Board to continue discussions with Spirit stockholders, Frontier, and JetBlue.

Later that morning, representatives of Morgan Stanley and Barclays held a telephone call with representatives of Goldman Sachs to discuss the Spirit Board’s initial reactions to the JetBlue June 6 Proposal. During the call, representatives of Morgan Stanley and Barclays suggested that JetBlue submit its revised offer to the Spirit Board on June 20, 2022, and noted that Frontier had been asked to do the same. Representatives of Morgan Stanley and Barclays also indicated that JetBlue and its advisors would be granted access to certain due diligence information not previously provided as well as calls with certain members of Spirit management.

Later that day, representatives of Shearman & Sterling held a telephone call with representatives of Debevoise also to discuss the Spirit Board’s initial reactions to the JetBlue June 6 Proposal. During this call, representatives of Debevoise also confirmed that Spirit requested that JetBlue submit a revised proposal on June 20, 2022, and confirmed that a limited number of representatives of JetBlue and its advisors would be granted access to additional competitively sensitive due diligence information regarding Spirit. In addition, representatives of Debevoise indicated that Spirit would be providing JetBlue with an enhanced retention program for its executive officers and other Spirit team members in addition to the retention program implemented prior to Spirit entering into the Frontier Merger Agreement, which Spirit intended to put into place in connection with Spirit’s entry into a definitive merger agreement with JetBlue (the “Proposed Retention Plan”).

Also on June 8, 2022, a representative of Shearman & Sterling held a telephone call with a representative of Paul Weiss regarding finalization and execution of a clean team agreement for the purposes of Spirit sharing certain competitively sensitive information with a limited number of representatives of JetBlue and its advisors for diligence purposes (such agreement, the “Clean Team Agreement”), a draft of which was sent by a representative of Paul Weiss to a representative of Shearman & Sterling.

On June 9, 2022, JetBlue and Spirit executed the Clean Team Agreement, and access to such diligence information was made available to such permitted representatives of JetBlue and its advisors on June 10, 2022.

Between June 9, 2022, and June 16, 2022, each of JetBlue’s General Counsel and a representative of Shearman & Sterling held telephone calls with the General Counsel of Spirit and a representative of Paul Weiss to discuss, among other things, feedback on the regulatory commitments JetBlue was willing to provide in the transaction and requests for additional information related to each party’s regulatory analysis.

Also on June 9, 2022, representatives of Debevoise sent representatives of Shearman & Sterling a revised draft of the interim operating covenants to which Spirit would be subject during the period between the execution of a definitive merger agreement between JetBlue and Spirit and the closing of the JetBlue-Spirit transaction (such draft, the “Proposed Interim Operating Covenants”).

On June 14, 2022, Spirit issued a press release announcing that the Spirit Board would be engaging in discussions with JetBlue with respect to the JetBlue June 6 Proposal, and would also continue to work with Frontier under the terms of the Frontier Merger Agreement.

From June 14, 2022, to June 16, 2022, a number of due diligence videoconference meetings were held, attended by members of JetBlue leadership, representatives of Goldman Sachs, Shearman & Sterling, and Deloitte & Touche LLP, JetBlue’s accounting and tax advisor for the transaction, members of Spirit management and representatives of Morgan Stanley, Barclays, Debevoise and Paul Weiss.

On June 17, 2022, Mr. Hayes and JetBlue’s General Counsel held a call with Mr. Christie and Spirit’s General Counsel. On this call, Mr. Hayes and Mr. Christie discussed certain diligence matters. In addition, Mr. Christie informed Mr. Hayes of his expectations as to the Spirit Board’s process following the submission of JetBlue’s updated proposal on June 20, 2022, including additional discussions to be held to discuss the parties’ regulatory analysis.

Also on June 17, 2022, representatives of Debevoise sent representatives of Shearman & Sterling a revised draft of the Proposed Merger Agreement. In addition, on June 17, 2022, representatives of Spirit made available to representatives of JetBlue materials related to the Proposed Retention Plan, including the proposed terms thereof.

Also on June 17, 2022, representatives of Morgan Stanley and Barclays held a telephone call with representatives of Goldman Sachs to discuss the timing and process for JetBlue’s submission of its revised offer on June 20, 2022 and the anticipated process following the submission of JetBlue’s revised offer.

On June 18, 2022, Mr. Boneparth held a telephone call with Mr. Gardner. During the call, Mr. Boneparth discussed JetBlue’s view on the likelihood of receipt of antitrust approval in light of the customer benefits and significant divestiture commitments JetBlue is offering and also reiterated JetBlue’s commitment to acquiring Spirit and continuing to pursue the transaction to its completion given the value of the transaction to the stockholders of both Spirit and JetBlue and to stakeholders generally.

On June 18, 2022, representatives of Shearman & Sterling held a telephone call with representatives of Debevoise to discuss the Proposed Merger Agreement and the Proposed Retention Plan. Later that day, representatives of Shearman & Sterling provided representatives of Debevoise a revised draft of the Proposed Interim Operating Covenants.

On June 20, 2022, Mr. Hayes contacted Mr. Christie to inform Mr. Christie that he would be sending an updated proposal and a revised draft of the Proposed Merger Agreement. Following that communication, Mr. Hayes sent Mr. Christie an email attaching the following letter along with an updated draft of the Proposed Merger Agreement:

June 20, 2022

Dear Members of the Board:

On behalf of JetBlue Airways Corporation (“JetBlue”), we would like to thank your team for the recent discussions. The dialogue and information provided strengthened our conviction that a combination between JetBlue and Spirit Airlines, Inc. (“Spirit”) would create a true national competitor to the dominant legacy carriers, delivering low fares and a great experience for more customers, more opportunities for Crewmembers and Team Members, and more value for stockholders.

Therefore, we are submitting a further update to our previous proposals (dated March 29, 2022, April 29, 2022, and June 6, 2022, respectively), consistent with your Board’s request and following completion of our due diligence review, to acquire all of the outstanding common stock of Spirit (our “Improved Proposal”). In addition, we included a revised draft of the merger agreement for the transaction reflecting the terms of our Improved Proposal. Our Improved Proposal is structured to maximize value and execution certainty for Spirit and its stockholders and is responsive to the concerns you previously raised. We firmly believe our Improved Proposal constitutes a decisively “Superior Proposal” as defined in the Frontier Agreement1.

Terms of Improved Proposal

Coupled with our June 6 proposal, our Improved Proposal clearly offers Spirit stockholders significantly more than the transaction with Frontier:

•	Increased price of $33.50 per Spirit share of common stock, in cash, which represents:

•	an improvement of $2.00 per share, or 6.3%, compared to our June 6 proposal, and represents 9.2% of Spirit’s unaffected share price[2];

[1]	The Agreement and Plan of Merger, dated as of February 5, 2022, as amended (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier Group Holdings Inc. (“Frontier”), and Spirit.
[2]	Represents percentage of Spirit’s $21.73 closing share price on February 4, 2022.

•	a 57.4% premium to Spirit’s closing share price of $21.28 on June 17, 2022;

•	a 67.6% premium to the implied value of the Frontier transaction, which was $19.99 as of June 17, 2022; and

•	a total Equity Value for Spirit of $3.7 billion and an Enterprise Value of $7.5 billion.[3]

•	Stronger regulatory commitment which includes:

•

An express obligation to litigate and to divest assets of JetBlue and Spirit up to a material adverse effect on the combined JetBlue-Spirit, with a limited carve-out to this divestiture obligation for actions that would be reasonably likely to materially and adversely affect the anticipated benefits under JetBlue’s Northeast Alliance. This commitment significantly enhances our prior proposal and meaningfully exceeds the divestiture commitment from Frontier.

•

A proactive offer to the Department of Justice of a remedy package that contemplates the divestiture of all Spirit assets located in New York and Boston so, as a result of the transaction, JetBlue will not increase its presence in the airports covered by our Northeast Alliance, as well as gates and related assets at Fort Lauderdale.

•	A reverse break-up fee of $350 million, or $3.20 per Spirit share[4], payable to Spirit in the unlikely event the transaction is not consummated for antitrust reasons, representing:

•	$100 million, or $0.91 per Spirit share, more than the reverse break-up fee Spirit and Frontier agreed to on June 2; and

•	Approximately 15% of Spirit’s unaffected share price[5], and approximately 78% of the original premium offered by Frontier[6].

•

A prepayment in the amount of $1.50 per share in cash, payable to Spirit stockholders promptly following the Spirit stockholder vote approving the combination between Spirit and JetBlue; in the unlikely event the reverse break-up fee is payable, this upfront payment would reduce the payment to Spirit at the time of the termination of the merger agreement to approximately $186 million ($1.70 per share7).

•

As a result, Spirit stockholders would receive total aggregate consideration of $33.50 per share in cash, comprised of $32.00 per share in cash at the closing of the transaction and the prepayment of $1.50 per share in cash.

As has been the case since our initial proposal on March 29, when compared to the inferior Frontier transaction, our Improved Proposal offers Spirit stockholders the compelling opportunity to receive a significant premium in cash in a transaction with more value and more certainty and stronger regulatory commitments, and, with the prepayment of a portion of the aggregate merger consideration as we have proposed, more value upfront. It is unambiguously a Superior Proposal. We are confident your stockholders will embrace our Improved Proposal, as they have done with our previous ones.

We are also confident our proposal is better for customers, delivering more of our unique combination of low fares and great service to customers nationwide, and better for Spirit Team Members, with higher pay and better benefits than either Spirit or Frontier, exciting career development opportunities, and JetBlue’s incredibly strong culture and set of values, which include never having furloughed any Crewmembers in our 22-year history, as well as industry-leading sustainability commitments.

[3]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management and adjusted Net Debt of $3.8 billion, including operating leases.
[4]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management.
[5]	See Note 4.
[6]	Represents percentage of the $4.10 premium between the $25.83 implied value of Frontier transaction and Spirit’s $21.73 closing share price as of February 4, 2022.
[7]	See Note 6.

As you know, we have dedicated a full team, significant management time, and advisor resources to the evaluation of Spirit and have finally been given the opportunity to conduct a review of Spirit’s business and operations. We have completed our due diligence and our Improved Proposal is a direct result of that process. We are now prepared to move expeditiously to execute definitive documentation.

While our strong preference is to reach a friendly, negotiated agreement with you, should the Spirit Board fail to declare our Improved Proposal a Superior Proposal, we fully intend to continue our “vote no” campaign against the Frontier transaction at your special meeting on June 30 as well as our tender offer.

We look forward to hearing from you soon and hope to finally move towards signing of definitive documentation for our superior transaction, clearly the optimal outcome for Spirit stockholders.

Sincerely,

/s/ Robin Hayes

Chief Executive Officer

Enclosure:

1. Updated Merger Agreement

The disclosures under the heading “Certain Information Regarding the Proposed Frontier Merger” beginning on page 17 of the Definitive Proxy Statement are hereby amended and supplemented as follows:

1.	the last paragraph of the section is hereby amended and restated in its entirety to read as follows:

WE ARE SOLICITING PROXIES FROM SPIRIT STOCKHOLDERS TO VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS. WE BELIEVE OUR $30.00 PER SHARE ALL-CASH OFFER IS A SUPERIOR ALTERNATIVE FOR SPIRIT STOCKHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SUPERIOR AND MORE CERTAIN FINANCIAL VALUE THAN THE PROPOSED FRONTIER TRANSACTION AND, DUE TO THE DIVESTITURE COMMITMENTS AND REVERSE BREAK-UP FEE WE HAVE OFFERED TO THE SPIRIT BOARD, MORE REGULATORY PROTECTIONS THAN OFFERED BY THE PROPOSED FRONTIER TRANSACTION. IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER.

IMPORTANT

WE ARE SOLICITING PROXIES FROM SPIRIT STOCKHOLDERS TO VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS. WE BELIEVE OUR $30.00 PER SHARE ALL-CASH OFFER IS A SUPERIOR ALTERNATIVE FOR SPIRIT STOCKHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SUPERIOR AND MORE CERTAIN FINANCIAL VALUE THAN THE PROPOSED FRONTIER TRANSACTION BECAUSE IT IS ALL CASH AND, DUE TO THE DIVESTITURE COMMITMENTS AND REVERSE BREAK-UP FEE THAT WE HAVE OFFERED TO THE SPIRIT BOARD, GREATER CLOSING CERTAINTY THAN THAT OFFERED IN THE PROPOSED FRONTIER TRANSACTION. IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT OUR SUPERIOR OFFER, VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD TODAY OR VOTING BY INTERNET OR TELEPHONE. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER.

WE BELIEVE THAT A VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS WILL SEND A CLEAR MESSAGE TO THE SPIRIT BOARD THAT YOU FIRMLY BELIEVE OUR OFFER IS A SUPERIOR PROPOSAL, THAT YOU DO NOT WANT THE PROPOSED FRONTIER TRANSACTION TO BE COMPLETED, AND THAT THE SPIRIT BOARD SHOULD INSTEAD ENGAGE IN GOOD FAITH WITH US TO NEGOTIATE AND EXECUTE A DEFINITIVE AGREEMENT WITH RESPECT TO OUR OFFER. REJECTION OF THE FRONTIER MERGER PROPOSAL BY THE SPIRIT STOCKHOLDERS WILL ALSO ALLOW SPIRIT TO TERMINATE THE FRONTIER MERGER AGREEMENT AND COMMENCE NEGOTIATIONS WITH US ON A TRANSACTION THAT IS IN THE BEST INTEREST OF SPIRIT STOCKHOLDERS.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEW CLEAR TO THE SPIRIT BOARD BY VOTING TODAY “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE TODAY BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD.

WE ARE NOT ASKING YOU TO VOTE ON OUR OFFER AT THIS TIME. A VOTE “AGAINST” THE FRONTIER MERGER PROPOSAL WILL NOT OBLIGATE YOU TO VOTE YOUR SHARES IN FAVOR OF ANY DEFINITIVE AGREEMENT PROVIDING FOR OUR OFFER. HOWEVER, IF THE PROPOSED FRONTIER TRANSACTION IS APPROVED, YOU WILL LOSE THE OPPORTUNITY TO CONSIDER OUR SUPERIOR PROPOSAL AND OFFER.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO SPIRIT, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE PRIOR TO THE SPECIAL MEETING. ONLY YOUR LATEST-DATED PROXY COUNTS. WE URGE YOU TO PROMPTLY VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS, BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES.

WE URGE YOU TO SEND THE SPIRIT BOARD A CLEAR MESSAGE THAT THE TRANSACTION WITH FRONTIER FOR A LOWER PRICE THAN REFLECTED IN OUR OFFER AND THAT HAS LESS REGULATORY PROTECTION IS NOT A DESIRED OUTCOME, AND THAT THE SPIRIT BOARD SHOULD TAKE ALL NECESSARY STEPS TO MAXIMIZE STOCKHOLDER VALUE AND ENGAGE IN GOOD FAITH WITH US. VOTE “AGAINST” EACH OF THE SPECIAL MEETING PROPOSALS TODAY.

IF YOUR SHARES ARE HELD THROUGH A BROKER, A BANK OR OTHER NOMINEES IN “STREET NAME,” DELIVER THE BLUE VOTING INSTRUCTION FORM IN THE ENVELOPE PROVIDED OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A BLUE PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY INTERNET OR TELEPHONE, INSTRUCTIONS TO DO SO WILL BE INCLUDED ON THE BLUE VOTING INSTRUCTION FORM.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

1. If your Shares are held in your own name, please sign, date and return the BLUE proxy card in the postage-paid envelope provided.

2. If your Shares are held in “street name,” only your broker, bank or other nominee can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street name,” return the BLUE proxy card in the envelope provided, or contact the person responsible for your account to vote on your behalf and to ensure that a BLUE proxy card is submitted on your behalf.

3. Do not sign or return any proxy card you may receive from Spirit. If you have already submitted a proxy card, it is not too late to change your vote—simply sign, date and return the BLUE proxy card. Only your latest dated proxy will be counted.

4. Only the Spirit stockholders of record as of the close of business on the Record Date (May 6, 2022) are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his or her Share(s) signs, dates, and returns the BLUE proxy card as soon as possible.

If you have any questions or require any assistance in voting your Shares, please contact:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (877) 750-0537

Banks and Brokers May Call Collect: (212) 750-5833

THIS PROXY IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF SPIRIT. JETBLUE AND JETBLUE MERGER SUB HAVE FILED WITH THE SEC THE SCHEDULE TO CONTAINING OUR OFFER TO PURCHASE, FORM OF LETTER OF TRANSMITTAL AND OTHER DOCUMENTS RELATING TO OUR OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT OUR OFFER, AND THE SPIRIT STOCKHOLDERS ARE URGED TO READ THEM. JETBLUE AND JETBLUE MERGER SUB HAVE FILED WITH THE SEC A DEFINITIVE PROXY STATEMENT REGARDING THE PROPOSED FRONTIER MERGER AGREEMENT AND OTHER RELATED MATTERS AND MAY FILE OTHER PROXY SOLICITATION MATERIAL IN CONNECTION THEREWITH. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER PROXY SOLICITATION MATERIAL FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED BY JETBLUE WITH THE SEC AT THE SEC’S WEBSITE (WWW.SEC.COM) OR BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR OUR OFFER, AT (877) 750-0537 (TOLL FREE FOR STOCKHOLDERS) OR (212) 750-5833 (COLLECT FOR BANKS AND BROKERS).